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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  FREZER, INC.
                    ----------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                               CUSIP# 358341 10 5
                    ----------------------------------------
                                 (CUSIP NUMBER)


                                  Timothy Foat
                     Bio-Technology Partners Business Trust
             2307 Fenton Parkway, Suite 107-120, San Diego, CA 92108


                    ----------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 13, 2006
                    ----------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No:  358341 10 5

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Biotechnology Partners Business Trust
     FEIN: 20-8030835
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     WC
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                      [ ]
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6.   Citizenship or Place of Organization

     California
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 7.   Sole Voting Power
  Number of          -2,708,333-
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power
  Owned by           -0-
    Each        ----------------------------------------------------------------
 Reporting      9.   Sole Dispositive Power
   Person            -2,708,333-
    With        ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,708,333
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                [ ]
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13.  Percent of Class Represented by Amount in Row (11)

     17 %  (1)
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14.  Type of Reporting Person (See Instructions)

     OO
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(1) Percentage calculated on the basis of 15,534,064 shares of common stock issued and outstanding on November 7, 2006, as set forth in Frezer, Inc.'s Form 10-QSB filed on November 15, 2006, for the period ending September 30, 2006.

Cusip No: 358341 10 5


--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Timothy Foat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
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                7.   Sole Voting Power
  Number of          -2,708,333-
   Shares       ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power
  Owned by           -0-
    Each        ----------------------------------------------------------------
 Reporting      9.   Sole Dispositive Power
   Person            -2,708,333-
    With        ----------------------------------------------------------------
                10.  Shared Dispositive Power
                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,708,333
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     17 % (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------


(1) Percentage calculated on the basis of 15,534,064 shares of common stock issued and outstanding on November 7, 2006, as set forth in Frezer, Inc.'s Form 10-QSB filed on November 15, 2006, for the period ending September 30, 2006.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Frezer Inc., a Nevada corporation (the "ISSUER"). The address of the Issuer's principal executive offices is 1010 University Avenue, San Diego California.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed by: (i) Bio Technology Partners Business Trust (the "TRUST"), with respect to shares of Common Stock beneficially owned by it; (ii) Timothy Foat ("FOAT") with respect to shares of Common Stock beneficially owned by the TRUST over which he, solely due to his position as sole Trustee, exercises voting power and investment as those terms are defined in Rule 13d-3(a) promulgated under the Securities Exchange Act of 1934 . FOAT is not a beneficiary of the TRUST. Collectively, FOAT and the TRUST may be referred to as REPORTING PERSONS and individually as a REPORTING PERSON.

            (b)  The address of each of the REPORTING PERSONS is:

                   c/o Bio Technology Partners Business Trust
             2307 Fenton Parkway, Suite 107-120, San Diego, CA 92108

     (c) The TRUST is organized to hold title and control assets on behalf of its beneficiaries. The TRUST is engaged in the business of providing consulting services to companies engaged in the field of cellular storage. FOAT is the Trustee of the TRUST

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The TRUST is a Business Trust. FOAT is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate consideration paid by the TRUST for the purchase of the 2,708,333 Common Shares was as follows:

(a) Services to the ISSUER as consideration for 200,000 Common Shares acquired from the ISSUER on or about May 26, 2006

(b) 1,241,667 shares of BMXP Holdings Inc. and 1,241,667 shares of Bio-Matrix Scientific Group Inc. were provided as consideration for 2,483,333 Common Shares acquired from three unaffiliated shareholders of the issuer in privately negotiated transactions pursuant under the so-called "4(1 and 1/2) exemption" of the Securities Act of 1933, as amended on or about December 13, 2006.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the shares of Common Stock for investment purposes and do not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Persons or their affiliates may, from time to time, acquire additional shares of Common Stock or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. The Reporting Persons have engaged, and may, from time to time engage, in discussions with unaffiliated third parties to purchase or sell shares of the Issuer's Common Stock. At this time, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) with any third parties regarding the purchase of additional shares of the Issuer's Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this
Schedule 13D. The Reporting Persons collectively beneficially own an aggregate of 2,708,333 shares of Common Stock, constituting approximately 17% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer's Form 10-QSB for the quarter ended September 30, 2006.

(c) Describe any transactions (purchases, sales, or pledges) in the Common Stock during the period beginning 60 days prior to the date on which BPBT acquired the 2,483,333 shares and ending on the date of this Schedule 13D. On November 1, 2006 Biotechnology Partners sold 5,000 shares of Frezer stock at 50 cents per share. On December 13, 2006 Biotechnology Partners sold 9,300 shares at 12 cents per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer of voting or any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 4, 2007




Biotechnology Partners Business Trust

By: /s/ Timothy Foat
    ----------------
Timothy Foat
Trustee


Timothy Foat

By: /s/ Timothy Foat
    ----------------